UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2017

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Galapagos NV

Underwriting Agreement

On April 17, 2017, Galapagos NV (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”), relating to the U.S. public offering (the “Offering”) of 3,750,000 American Depositary Shares, each representing one ordinary share, no par value, of the Company (the “ADSs”), at a price to the public of $90.00 per ADS (the “Offering Price”), before underwriting discounts and commissions. The net proceeds to the Company from the sale of the ADSs, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, will be approximately $322.5 million. The Offering is expected to close on April 21, 2017, subject to the satisfaction of customary closing conditions. The Company has also granted Morgan Stanley a 30-day option to purchase up to an additional 562,500 ADSs at the Offering Price.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-211765) filed on June 1, 2016, as supplemented by a prospectus supplement dated April 17, 2017, filed on April 18, 2017.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify Morgan Stanley against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Morgan Stanley may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinions of Argo BV o.v.v.e. CVBA relating to the ordinary shares underlying the ADSs and Belgian tax matters are filed as Exhibit 5.1 and Exhibit 8.1 to this Form 6-K and incorporated by reference herein.

On April 17, 2017, the Company issued a press release announcing the Offering, and, on April 18, 2017, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2, to this Form 6-K and incorporated by reference herein.

Articles of Association

The Company’s current Articles of Association are filed as Exhibit 3.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including the Exhibits, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, and 333-215783).

EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of April 17, 2017, between the Company and Morgan Stanley & Co. LLC

3.1	Articles of Association (English translation), as amended

5.1	Opinion of Argo BV o.v.v.e. CVBA

8.1	Tax Opinion of Argo BV o.v.v.e. CVBA

23.1	Consent of Argo BV o.v.v.e CVBA (included in Exhibit 5.1)

99.1	Press release issued by the registrant on April 17, 2017

99.2	Press release issued by the registrant on April 18, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: April 18, 2017	By:	/s/ Xavier Maes
Xavier Maes Company Secretary